Exhibit 99.1

Investor Presentation NASDAQ: UTSI April 2014

This investor presentation contains forward-looking statements, including statements regarding the Company's expectation regarding its strategic initiatives and business outlook. Forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company, the Company’s future performance and the industries in which the Company operates as well as on the Company management's assumptions and beliefs. These forward-looking statements are only predictions and are subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, successfully operate and grow its services business, execute its business plan and manage regulatory matters, as well as the risk factors identified in the Company’s latest Annual Report on Form 20-F, and Current Reports on Form 6-K, as filed with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of this investor presentation. The Company is in a period of significant transition and the conduct of its business is exposed to additional risks as a result. 2 Disclosure & Forward Looking Statements

3 Key Investment Highlights Multiple Blue Chip Customers Proven Portfolio of Innovative Solutions that help operator to quickly launch new services while also reducing OPEX and CapEx Great Growth Potential of Wireless Broadband and Software Defined Networking (SDN) Solid Product Portfolio Strong R&D and In-House Manufacturing Capability Global Sales & Marketing Strategy Competitive Advantage over Peers Valuable Strategic Investments that Provide Monetization Opportunities Experienced Executive Management Team 1 2 3 4 5 6 7 Improving Financial Performance 8 Strong Future Growth Strategy 9

Great Growth Potential of Wireless Broadband and Software Defined Networking (SDN)

5 Great Growth Potential of Wireless Internet # of Global Smartphone Users and Penetration # of Downloads of Mobile Apps From All Stores (Million) (Billion) ’11-’16E CAGR: 65.5% ’11-’16E CAGR: 18.0% Source: www.eMarketer.com as of Dec. 2013 Note: individuals of any age who own at least one smartphone and use the smart phone(s) at least once per month Source: Gartner.com as of Dec. 2013

6 Great Growth Potential of Broadband Market # of Global Broadband Subscribers Global IP Traffic (Million) (Zettabyte / Month) ’11-’16E CAGR: 29.0% ’11-’16E CAGR: 7.8% Source: Cisco VIN Global Forecast as of Dec. 2013

Solid Product Portfolio

“Simple Network, Simple Operation” 8 Simple Network Infrastructure Efficiency Provide Multiple Services on a Common Platform Simple Operation Centralized Network management SDN-ized Metro Network Integration of Services and Transport Efficiency solutions 8 Network operators can achieve reduced capital expenditure and operational expenses, while maintaining high level of reliability, performance and security

UTStarcom Products Portfolio

UTSTARCOM

Software Defined Network (SDN) & Network Management System (NMS)

SOO

- In-house developed SOO Network: Software Defined Open Optical Network
- SOO Station: SDN Sub/Central Controller
- SOO Store/Design/Build/Care: SDN Apps



- Strong network and device management with e2e provisioning capability
- Large scalability architecture up to 50,000 network nodes per NMS

Packet Optical Transport

- Packet Optical Transport Network based on MPLS-TP & Carrier Ethernet
- Complete product family fitting in from Access, Metro to Core Network
- Large scale deployments worldwide for Tier 1 telecom operators



TN 703
TN 725/E
TN 765
TN 701
TN 705
TN 735

Broadband Access

- Fixed Line broadband access solutions including MSAN, EAD and FTTx PON
- Wireless broadband access WiFi solution including AP & AC
- Accumulated over 40M access lines deployed worldwide



B1205E
BBS4000
BBS1000
MSG10000
B1205
EPONONU
GPONONT

Open Platform

- Open Southbound I/F managing third party's systems
- Open Northbound CORBA I/F and API for integration



Services

- Professional post-sales services including installation, commissioning, maintenance and trouble shooting etc.
- Large volume field deployed equipments/systems/networks including IP-DSLAM, MSTP, MSAN, PON and Packet Optical generate consistent cash flow with high customer stickiness.

9

Software Defined Open Optical Network (SOO) SOO Network SDN technology revolutionizes the way that service providers operate and meet the rapidly evolving requirements of their customers. UTStarcom’s SOO (Software-defined Open Optical network) platform answers the requirements of telecom operators for the next generation intelligent network, helping them to reduce capital expenditures and operating expenses, while enhancing overall network performance, availability and bandwidth efficiency and improving the customer experience SOO Virtualized Infrastructure UTStarcom’s advanced access, aggregation and transport infrastructure technologies enhanced through the integration with SOO SDN Platform SOO Station SDN Controller for orchestration of abstracted underlying network resources, and management of open APIs for vertical integration of applications SOO Application A set of native and 3rd party customized applications for optimized and automated services provisioning and network operation 10

SOO Architecture and Applications L2/3 NW Optical Transport Central Controller Sub-Controller Wireless Access Fixed Line Access ONU OLT MSG10K TN705 OLT TN765 TN705 MSG10K TN701 TN701 TN701 AP AP Application Layer Controller Layer Infrastructure Layer API API API API API API API API API Customer Info from CRM GIS Info from Google Map Access Resource (fiber, CPE, port ) Interconnection Info (OLT/PTN, PTN/router ) Billing /Price Info Telcos’ Backside DB API Authorization Info SOO Store SOO Design SOO Builder SOO Care Sub-Controller Sub-Controller Apps 3rd party apps 11 NetRing 25 00 NetRing600

Packet Optical Transport Products based on MPLS-TP and Carrier Ethernet (CE)

UTSTARCOM

Packet Optical Transport Products

Access/Edge Device

TN 703E



- 44Gb/s SW
- FE/GE/XGE
- E1/STM-1

TN 703C/+



- 6.4Gb/s SW
- FE/GE
- E1/STM-1
- In/outdoor

TN 701



- 4.4Gb/s SW
- 4xGE SFP
- 4xFE RJ45
- Outdoor

Edge/Aggregation Device

TN 725/E



7U

- 108/176Gb/s SW
- 2.5/10G POS
- FE/GE/XGE
- E1/STM-1

TN 705



3U

- 88Gb/s SW
- 2.5/10G POS
- FE/GE/XGE
- E1/STM-1

Aggregation/Core Device

TN 765



9U

- 1Tb/s / 1.28Tb/s SW
- 100GE
- 10GE
- WDM

TN 735



18U

- 400Gb/s SW
- 10GE/POS
- FE/GE
- E1/STM-1

Network Management System – Netman OMC-O

Key Differentiations

- One of the First Movers enabled by leading carriers with the right technical approach
- Telecom optical transport network DNA inheritance
- Full understanding of carrier customer requirements and operations
- Rich field experience of packet transport from the largest commercially deployed PTN network in multiple Tier-1 carriers worldwide
- Mature commercial chip plus in-house FPGA design build up a stable, cost competitive, and feature-rich system architecture
- Compact size, smaller footprint, lower power consumption than competitor's offering yet higher throughput
- Strong R&D and manufacturing team with fast response, flexibility and competitive cost structure

12

Internet Legacy/VPN Mobile Core Metro Aggregation IP TDM ATM/IP Access Service Broadband Fixed-line/Leased-line/VPN Mobile Case Study: Packet Optical Transport Deployment ADSL, FTTH IP MSTP ATM Integrated to an unified over 8000 nodes Packet Optical Transport Network Customer Requirements: To integrate Metro Aggregation from three separated networks (MSTP/IP/ ATM) into one unified network for all services. Solution: Network integrated by UTSI strong packet optical transport devices and powerful NMS; Over 8000 MPLS-TP based TN devices have been deployed. Result: Network bandwidth, reliability, service quality improved and significant OPEX reduced including equipment maintenance fee, people cost, space, power consumption etc. Future: Migrating to SDN for automated service provisioning and higher efficiency. 13

Case Study: 50% - 80% OPEX Savings after Deployment Source: Historical data of the company as of 2013 14

Strong R&D and In-House Manufacturing Capability

16 Advanced Facilities Strong testing lab EMC, safety regulatory, reliability Unified powerful NMS Exciting Pipelines 100GE interface at packet optical product Service provisioning automation and high efficiency by SOO SDN controller & APPS Powerful L3 VPN enabling in packet optical transfer network Capable R&D and Team Global presence with forceful, flexible, and agile development and support capability R&D Center in Hangzhou, China established in 1991 45% employees have graduate degree or above 60% and 30% employees have 5+ and 10+ years of R&D experience respectively Laboratory in Tokyo, Japan Established in 1991 Perform testing for clients to guarantee best-in-class product quality Dedicated Technical Support Office in Delhi and Bangalore, India Dedicated Technical Service Office in the Silicon Valley, USA Full range of product knowledge from access to core Field-proven high quality and reliable design Complete in-house product design capability including mechanical/hardware design, and FPGA/software development Strong R&D and Technical Support

 Over 20 years focus on producing telecom equipments From PCB Assembly To MEC Assembly To System Integration From NPI (New Products Introduction) To MP (Mass Production) SMT, THT (PTH), MEC Assembly, Micro BGA, CSP,0201 BGA Rework and Re-Balling Best-in-class Quality Comprehensive quality control process, certified by LRQA for ISO9001/14001, OHSAS 18001,QC080000 Quality centric culture, implement “Kaizen” supervised by Japan customer and partner Field approved, hardware failure fate less than 0.05% per month Green, environment friendly, employee care 17 Outstanding In-House Manufacturing Capability 17 54 39 44 35 24 20 26 29 30 33 32 28 31 37 37 45 31 27 21 34 40 48 57 25 36 42 49 46 38 29 45 38 34 35 39 36 38 40 42 32 27 47 56 32 39 36 10 13 10 9 5 10 5 1 3 12 3 8 14 13 8 8 4 6 7 11 8 11 11 12 10 15 14 9 8 12 10 9 14 12 19 19 16 14 19 15 15 12 12 13 14 12 11 18 0 5 10 15 20 25 30 35 40 45 50 55 60 Apr-05 May-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07 Apr-07 May-07 Jun-07 Jul-07 Aug-07 Sep-07 Oct-07 Nov-07 Dec-07 Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 0.00 0.05 0.10 0.15 0.20 CISCO UTS CISCO UTS

Global Sales & Marketing Strategy

Multinational Marketing & Sales Network 19

Three Pronged Broadband Marketing & Sales Strategy 20

Competitive Advantage over Peers

22 Competitive Advantage over Peers Price / Margin Advantage (Horizontal) Strong Political Risk due to National Security Concerns (Vertical) Advantages of UTStarcom A long-time international player with strong Asian presence while without national security concerns of major Chinese players Price/Margin advantage over traditional western vendors Reliable products with tailored services Competitive Landscape Weak Low High

Experienced Management Team

24 Experienced Executive Management Team William Wong, CEO & Director Robert Pu, CFO & Director James Lu, President Zhaochen Huang, Vice President Weigen Xu, Vice President of R&D Steven Chen, Vice President of Product & Marketing Management Over 30 years of experience in management, marketing and operations M.S. and MBA, University of California, Berkeley B.S., Electrical Engineering, Northwestern University Previously held positions in AT&T, Lucent, Bell Labs Research, etc. Over 20 years of experience in global sales and business development Ph.D., Optical Information Processing, Tokyo Institute of Technology; M.S., Optical Engineering, Tsinghua University; MBA, Pepperdine University, California Previously held positions in Lucent, Microsoft, Ascend , Tekelec , etc. Over 15 years of experience in finance and accounting MBA, Northwestern University M.S., Accounting, University of Illinois Tim Ti, Senior Vice President Over 20 years of experience in R&D and engineering management M.S., Computer Engineering, Santa Clara University, California Over 15 years of experience in R&D at UTStarcom B.S., University of Electronic Science and Technology of China; MBA, Zhejiang University Over 15 years of experience in managing and marketing telecom, optical and broadband products B.S., System Engineering, Xiamen University; MBA, Zhejiang University Over 20 years of experience in radio technology, information security and telecommunication industry Ph.D. and M.S., Electricity and Electronics, Tokyo Institute of Technology

Valuable Strategic Investment

aioTV, Inc. AioTV enables anytime anywhere access to a broad portfolio of on-demand content Diversified Content Providers Advertising Platform Integrated with Adap.tv and its ad exchange that runs across multiple ad networks including Brightroll and Spotxchange Other ad engines can be integrated to the AioTV platform Competitive Advantages & Awards Business Overview aioTV is an OTT middleware video platform for licensed and unlicensed content targeted at service providers and content owners worldwide to allow them to easily aggregate multiple sources of live, on-demand and freely available video content into a single, unified TV experience, under their brand with a consistent multi-screen UI across connected devices. UTStarcom owns 44% of aioTV as of 2013. Enabling anytime anywhere access to a broad portfolio of linear and on-demand content is a multi-billion dollar opportunity for anyone competing for viewers in the pay TV, OTT and mobile markets aioTV was selected as one of four vendors essential for all digital media business by Garner in “2013 Gartner Cool Vendors Report” CEO Mark Earle was named to CableFAX 2014 Digital Hot List which showcases those who have demonstrated innovation and progress in social media, digital distribution and app development Market Opportunity Video as a percentage of total global consumer Internet traffic will go from 56.5% in 2012 to 69% in 2017 (Source: Cisco Visual Networking Index, May 2013) Global rate of OTT capable devices forecast to grow to from 1.7B to 2.7B by 2017 (Source: HIS, Consumer Electronics Topical Report, December 2013) Frequent M&A in this segment indicating OTT video platform is highly in pursuit 26

27 iTV Media, Inc. Increasing Subscribers Overview Founded in 2010, iTV Media is dedicated to pioneering the transition of traditional telecom networks to advanced triple-play entertainment services providers by delivering all-digital, high definition, intelligent, and interactive television services. In partnership with TOT, the largest telecom carrier in Thailand, iTV Media, through its subsidiary MeTV in Thailand, currently operates a multi-screen, 160 channels, nationwide IPTV service in Thailand. iTV plans to replicate this business model to other broadband service providers in Thailand and other APAC countries. UTStarcom owns 49% of iTV Media as of 2013. Competitive Advantages The average viewing time for MeTV service in Thailand is up to the 5+ hours / day range, much higher than the Thailand average of 2hr 11 min as reported by Neilson in 2010. low average churn rate for MeTV service is 0.7%, far below 2% industry average. TOT covers 5+ million households in Thailand starting 2013, which will be huge potential customer base for MeTV. In 2013, acquired UiTV, a provider of internet video service and has license to perform advertising business in China. Diversified Content ’13-’16E CAGR: 111% In Thousands

Wireless City Planning, Inc.

Overview

- Founded in June 2010, Wireless City Planning (WCP) engages in planning and provision of wireless broadband services, and became Worldwide No.1 and pioneer Mobile Virtual Network Operator (MVNO) in connectivity in the smartphone era.
- Use innovative TD-LTE compatible AXGP standard network to provide SoftBank unprecedentedly 4G high speed data communication service for Android™ smartphones.
- Potential IPO in Japan.

Supreme Connection Speed



AXGP
110Mbps
High Speed
PHS
800kbps
XGP
20Mbps
PHS
32kbps
1996
2007
2009
2011

Competitive Advantages

- 92% population coverage in Japan as of Dec 31, 2013
- Serves 3 metropolitan areas and 9 cities in Japan
- Has 2,629,300 subscribers as of Dec 31, 2013

Relationship with UTStarcom

- UTStarcom invested in WCP indirectly through ACELAND Investments Limited
- UTStarcom's Packet Optical Transport products powers WCP's high speed backbone

Source: Company website, SoftBank filings, UTStarcom filings

28

Improving Financial Performance

30 24.7% Improving Operating Cash Flow (Non-GAAP) 2013 US$ in millions

Financial Performance (Non-GAAP) Net Revenue Gross Profit The 2011 revenue included a $11.3M revenue recognized from the Jersey Telecom Limited contract. The 2013 revenue was significantly impacted by the JPY depreciation. The gross profit in 2011 included a $7.3M positive impact from revenue recognized from the Jersey Telecom Limited contract. The gross margin decrease in 2013 was mainly due to the significant depreciation of JPY. 31 24.7% US$ in millions 40.6%

Financial Performance (Non-GAAP) Reduction of Operating Expenses Net Income / (Loss)–Excluding iTV and investment impairment The 2013 expenses included a one time expense of $7.0M due to the disposal of the Company’s Next Generation Network and DOCSIS-EOC assets, the legal fee for the privatization, and other restructure cost. 32 -14.6 The loss pick up from iTV were $4.7M , $3.1M and $9.6M in 2011, 2012 and 2013, respectively. The investment impairment were $0.026M, $3.0M and $9.4M in 2011, 2012, 2013, respectively.

Strong Future Growth Strategy 33

Key Goals in 2014 Diversify Existing Customer Portfolio Continue to improve financial performance Commercialize Next Generation Packet Optical Transport Products Expand to New Markets Globally Expand SDN to Transform the Internet Architecture 34

Strong Future Growth Strategy 35

UTStarcom, Investor Relations Jane Zuo Email: jane.zuo@utstar.com FTI Consulting, Inc. May Shen (Beijing) Tel: +86-10-8591-1951 Email: May.Shen@fticonsulting.com Daniel DelRe (Hong Kong) Tel: +852-3768-4547 Email: Daniel.DelRe@fticonsulting.com Simona Kormanikova (New York) Tel: +1 212-850-5685 Email: Simona.Kormanikova@fticonsulting.com Investor Relations Contacts 36